Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Good Thoughts, Inc.
3300 College Ave
Ft Lauderdale, FL 33314
https://www.goodthoughts.health/

Up to $433,211.24 in Non-Voting Common Shares at $12.04
Minimum Target Amount: $19,998.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Good Thoughts, Inc.
Address: 3300 College Ave, Ft Lauderdale, FL 33314
State of Incorporation: DE
Date Incorporated: November 11, 2022

Terms:

Equity

Offering Minimum: $19,998.44 | 1,661 shares of Non-Voting Common Shares
Offering Maximum: $433,211.24 | 35,981 shares of Non-Voting Common Shares
Type of Security Offered: Non-Voting Common Shares
Purchase Price of Security Offered: $12.04
Minimum Investment Amount (per investor): $288.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: As a valued early supporter of Good Thoughts, you are eligible for additional 25% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 9% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 9% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $500+ and receive 2% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 10% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Good Thoughts, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $12.04 / share, you will receive 110 shares of Non-Voting

Common Shares, meaning you'll own 110 shares for $1,204. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Good Thoughts is a pre-revenue, enterprise-ready, HIPAA-compliant (formal HIPAA audit to be completed prior to public launch of product), immersive therapeutic platform that aims to transform behavioral health by providing engaging experiences for patients.

Good Thoughts is a SaaS (Software as a Service) provider with three primary market channels.

Enterprise Sales: Targeting behavioral health centers with large-scale implementations requiring integration and customization.

Business Sales: Small to mid-sized businesses like psychiatric and therapy practices with limited technology personel.

Mass Market: User driven experience with a marketplace of therapist connected via platform, with real time scheduling and payments.

The company owns the copyright to its Web-based and VR-based software. The platform is build upon open source tools that we have full access to.

Good Thoughts, Inc. was incorporated on October 25, 2022, in the state of Delaware.

Competitors and Industry

The behavioral health market represents a significant portion of the US healthcare expenditure, with a growing need for accessible and engaging therapeutic solutions. The increasing adoption of telehealth and the potential of VR technology create a favorable landscape for Good Thoughts' innovative platform.

The industry leader in VR therapy is not clearly defined as the field is still emerging, but some notable companies making significant strides include XRHealth, BehaviorVR,Oxford VR and AppliedVR.

The company's main competitors are Amelia by XRHealth, Zoom, and XRHealth.

Good Thoughts aims to differentiate itself with several unique features:

Customizable Therapy Environments: Therapists can tailor virtual spaces, from serene beaches to creative spaces like Mars, enhancing therapeutic engagement and patient comfort.

Provider-Centric Model: Treatment modalities are chosen by providers, managed by providers, and documented for submission to third party payers by providers. Patient experience is 100% directed by the health providers utilizing the platform.

Group and Individual Therapy: The platform supports both types of therapy with immersive, shared environments, ensuring versatile applications for various patient needs.

Patient-Centric Design: Patients choose avatars to represent themselves and use emojis for non-verbal reactions, making therapy more accessible and engaging.

Wearable Integration: Good Thoughts leverages wearable tech, like the Apple Watch, to collect real-time physiological data (e.g., heart rate) to enhance therapy personalization.

Pre- and Post-Therapy Analytics: The platform tracks patient progress with pre- and post-session questions, offering clinicians data-driven insights to improve outcomes.

HIPAA-Compliant Accessibility: Unlike many competitors, Good Thoughts will emphasize secure, HIPAA-compliant solutions that make mental health care accessible anytime, anywhere (formal HIPAA audit to be completed prior to public launch of product).

Current Stage and Roadmap

The core product is now considered MVP feature complete. Our beta testing has gone well. Our second, larger beta test with multiple sites, will focus on EHR integration. This is planned for Q3. Our general release will focus on process documentation and other compliance issues related to HIPAA and patient privacy, as well as management of patient medical records (the EHR integration). 2H2025 is focused on providing VR and MR (mixed reality) use cases. This includes phone and tablet experiences that do not involve goggles, to provide a less expensive on-ramp to the technology. 2026 and onward is focused on creating more experiences, better tools for providers to customize the experience, and requiring less and less IT support allowing us to reach more of the market.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Alex Hochberger

Alex Hochberger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CTO, Board Member and principal accounting officer
  Dates of Service: March, 2023 - Present
  Responsibilities: Spearheads the architecture and initial Go To Market efforts for the company. Coordinates with development teams, Alpha/Beta test teams, and marketing efforts. As the founding CEO, Alex drives the initial sales efforts as the business grows. Alex receives an annual salary of $75,000.

Other business experience in the past three years:

- Employer: Z9 Ventures
  Title: Principal
  Dates of Service: October, 2021 - September, 2023
  Responsibilities: Alex was brought in to evaluate venture capital opportunities for Z9 Ventures in Miami, FL. Alex did recommendations and technology turnarounds for portfolio companies including Aroma360, Hotel Collection, and PR.Business.

Other business experience in the past three years:

- Employer: The Royal Chessmen, Inc.
  Title: Board Member: Secretary, President
  Dates of Service: May, 2019 - Present
  Responsibilities: Volunteer board member of The Royal Chessmen, a non-profit theatrical group in South Florida. Completed the transition from club to 501(c)3 and received grant funding. Alex was the Secretary for four seasons, the President for one season, and is now the Secretary and President-Emeritus transitioning this to new leadership.

Other business experience in the past three years:

- Employer: MuKn Studios / Web3 Enabler
  Title: CPO / CEO
  Dates of Service: September, 2023 - Present
  Responsibilities: As Chief Product Officer of MuKn Studios (Mutual Knowledge), Alex is responsible for identifying

market opportunities for the Blockchain and Web3 technologies being explored at MuKn. One of those technologies was Salesforce Payment solutions. As the author of the MVP, Alex was the CEO of the spinoff operation.

Other business experience in the past three years:

- Employer: Faire Play Events
  Title: Vice President
  Dates of Service: May, 2023 - Present
  Responsibilities: Co-founder and Vice President of this non-profit Arts group, Alex has helped book initial gigs and negotiate content licensing deals.

Name: Andrew Sossin

Andrew Sossin's current primary role is with Recovery Unplugged Behavioral Health. Andrew Sossin currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversea the Board and hold regular meetings. Supervise the CEO. Light business development and introductions

Other business experience in the past three years:

- Employer: Recovery Unplugged Behavioral Health
  Title: CEO
  Dates of Service: May, 2013 - Present
  Responsibilities: Oversee the operation and work with the different departments across 5 states on a daily basis

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established

markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our

current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case

it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Good Thoughts, Inc. was formed on November 11, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Good Thoughts has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a

company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Comp

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alex Hochberger	140,000	Voting Shares	33.33%
Andrew Sossin	140,000	Voting Shares	33.33%
Robert Harrison	140,000	Voting Shares	33.33%

The Company's Securities

The Company has authorized Voting Shares, and Non-Voting Common Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 35,981 of Non-Voting Common Shares.

Voting Shares

The amount of security authorized is 10,000,000 with a total of 420,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Voting Shares.

Non-Voting Common Shares

The amount of security authorized is 2,000,000 with a total of 360,908 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Shares.

Material Rights

There are no material rights associated with Non-Voting Common Shares.

What it means to be a minority holder

As a minority holder of Non-Voting Common Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Non-voting Common Shares
  Type of security sold: Equity
  Final amount sold: $591,408.00
  Number of Securities Sold: 360,908
  Use of proceeds: Working Capital
  Date: December 26, 2024
  Offering exemption relied upon: 506(b)

- Name: Voting Shares
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 420,000
  Use of proceeds: Founders shares
  Date: December 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We would be able to operate the business for one year without revenue generation. Our staff has agreed to keep pushing the business forward. We are now in beta with live customers. Beta sites will cover costs necessary to push adoption. As we complete our Beta and move to a paid Beta, revenues and cash flows will start.

Foreseeable major expenses based on projections:

We anticipate our major expenses to be related to continued improvement during the beta test. Developing out the end user UI/UX for billing, integration, and other features necessary for general release instead of bespoke beta testing.

Future operational challenges:

We anticipate future operation challenges to be moving from bespoke solutions to a general purpose system requires building customer service and support channels while still building out products.

Future challenges related to capital resources:

We anticipate future challenges related to capital resources to be sustaining adequate working capital during expansion to cover costs of integration and onboarding. Those costs will decline over time but are one of the major concerns in the early stages.

Future milestones and events:

We expect expanding beta to additional customers will increase revenues but create challenges to maintain adequate technology coverage during the roll out.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, $150,000 Cash on Hand. There is $20,000 in the "Spend" Account. $130,000 in the "Operating" Account. There is an additional $1,000 in an Interbank Account that allows us to increase FDIC insurance.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. Cash on hand from campaign will power sufficient operations to get to revenue generation. Current fundraising helps us move faster and bring on more early clients.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. However the company has commitments from the beta partners to conduct a paid beta, covering the ongoing costs of completing it.

Cash on hand will cover operations to take us to cash flows. Additional fundraising will help us expand faster, develop more features, and on board more clients.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 30 months. This is based on a current monthly burn rate of $1,000 for expenses related to server maintenance, CRM/ERP infrastructure, and basic compliance.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 30 months. This is based on a projected monthly burn rate of 30,000 for expenses related to salaries - $9,000, ongoing development - $20,000, and server maintenance and CRM/ERP infrastructure.R&D) - $1,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a $3 Million VC Seed Round after general release of the software.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,402,132.32

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $433,211.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Development
  22.0%
  Engineering, design, and web application development. These are the costs born to grow and expand the product.

- Technology Overhead
  15.0%
  IT SaaS costs, Server rentals, etc

- General and Administrative
  15.0%
  Administrative costs including accounting and reporting

- Clinical Testing and Support
  12.5%
  Costs related to therapists, clinicians, and doctors evaluating our sessions and providing expertise and feedback.

- Marketing and Go To Market
  30.0%
  Expenses related to cost of sales and costs of marketing. This includes advertisement, social media, conferences, and other related expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.goodthoughts.health/ (https://www.goodthoughts.health/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including

any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/good-thoughts

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Good Thoughts, Inc.

[See attached]

GOOD THOUGHTS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Good Thoughts, Inc.
Wilmington, Delaware

Opinion

We have audited the accompanying financial statements of Good Thoughts, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not

detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.
In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 15, 2025
Los Angeles, California

GOOD THOUGHTS, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 19,566	$ 292,980
Total Current Assets	**19,566**	**292,980**
Intangible Assets, net	395,184	214,517
Total Assets	**$ 414,750**	**$ 507,497**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 41,200	$ 73,588
Loan from stockholder	12,500	-
Other Current Liabilities	5,698	5,371
Total Current Liabilities	**59,398**	**78,959**
Total Liabilities	**59,398**	**78,959**
STOCKHOLDERS' EQUITY		
Common Stock Class A, $0.0001 par, 10,000,000 shares authorized, 420,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023	420	420
Common Stock Class B, $0.000001 par, 2,000,000 shares authorized, 360,508 and 325,908 shares issued and outstanding as of December 31, 2024 and December 31, 2023	0.36	0.33
Additional Paid in Capital (APIC)	740,988	592,989
Accumulated Deficit	(386,056)	(164,871)
Total stockholders' equity	**355,352**	**428,538**
Total liabilities and stockholders' equity	**$ 414,750**	**$ 507,497**

See accompanying notes to financial statements.

GOOD THOUGHTS, INC.

STATEMENTS OF OPERATIONS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	**-**	**-**
Operating expenses		
General and Administrative	222,014	168,849
Selling and Marketing	585	951
Total operating expenses	**222,599**	**169,801**
Net Operating Loss	**(222,599)**	**(169,801)**
Interest Expense	-	-
Other Income/(Loss)	1,414	5,380
Loss before provision for income taxes	**(221,185)**	**(164,421)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (221,185)**	**$ (164,421)**

See accompanying notes to financial statements.

GOOD THOUGHTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**420,000**	**$ 420**	**-**	**$ -**	**$ 99,580**	**$ (450)**	**$ 99,550**
Issuance of Stock	-	-	325,908	0.33	493,409	-	493,409
Net loss	-	-	-	-	-	(164,421)	(164,421)
Balance—December 31, 2023	**420,000**	**$ 420**	**325,908**	**0.33**	**$ 592,989**	**$ (164,871)**	**$ 428,538**
Issuance of Stock	-	-	34,600	0.03	147,999	-	147,999
Net loss	-	-	-	-	-	(221,185)	(221,185)
Balance—December 31, 2024	**420,000**	**$ 420**	**360,508**	**0.36**	**$ 740,988**	**$ (386,056)**	**$ 355,352**

See accompanying notes to financial statements.

GOOD THOUGHTS, INC.

STATEMENTS OF CASH FLOWS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (221,185)	$ (164,421)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization of Intangibles Assets	69,333	15,833
Changes in operating assets and liabilities:		
Accounts Payable	(32,388)	73,138
Other Current Liabilities	327	5,370
Net cash used by operating activities	**(183,913)**	**(70,080)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(250,000)	(230,350)
Net cash used in investing activities	**(250,000)**	**(230,350)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	147,999	493,409
Borrowing / (Repayment) on Shareholder Loans	12,500	-
Net cash provided by financing activities	**160,499**	**493,409**
Change in Cash	**(273,414)**	**192,980**
Cash—beginning of year	292,980	100,000
Cash—end of year	**$ 19,566**	**$ 292,980**

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Good Thoughts, Inc. was incorporated on October 25, 2022, in Delaware. The financial statements of Good Thoughts, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

Good Thoughts Inc. revolutionizes therapeutic care using VR/AR technology, offering accessible, immersive mental health and substance use recovery solutions. Our provider-first model enhances treatment through innovative, data-driven approaches in a safe, interactive environment. We offer group and individual therapy in the metaverse, integrating EHR systems like KIPU for seamless documentation and real-time data collection. Built on Open-Source technology and The Mirror, we deliver transformative experiences that help patients develop practical skills for real-life challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC FDIC-insured limit, while as of December 31, 2023, the Company's cash & cash equivalents exceeded the FDIC-insured limits by $5,378.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Intangibles

Intangible assets with finite lives, such as patents and software, are amortized on a straight-line basis over their estimated useful lives. Software development costs refer to the expenses paid to external developers who are engaged in the creation of software.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $585 and $951, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software	$ 480,000	$ 230,000
Patent	350	350
Intangible Assets, at cost	**480,350**	**230,350**
Accumulated Amortization	(85,166)	(15,833)
Intangible Assets, net	**$ 395,184**	**$ 214,517**

Amortization expenses for the years ended December 31, 2024, and 2023 were $69,333 and $15,833, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 96,035
2026	96,035
2027	96,035
2028	96,035
Thereafter	11,044
Total	**$ 395,184**

4. EQUITY AND CAPITALIZATION

Common Stock Class A shares

The Company is authorized to issue 10,000,000 voting shares with a par value of $0.001. As of December 31, 2024, and 2023, 420,000 shares of common stock have been issued and were outstanding.

Common Stock- Non-Voting shares

The Company is authorized to issue 2,000,000 shares of non-voting shares with a par value of $0.000001. As of December 31, 2024, and 2023, 360,508 and 325,908 shares, respectively, have been issued and were outstanding.

Each class of shares shall be identical in all respects, except that Class B shares shall not have the right to vote in the election of the Corporation's directors or on any matter presented to shareholders for approval, except as required by state law to grant voting rights to such non-voting shares.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (65,692)	$ (48,833)
Valuation Allowance	65,692	48,833
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (114,659)	$ (48,967)
Valuation Allowance	114,659	48,967
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31,

2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $386,056. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6. CONTINGENCIES AND COMMITMENTS

Operating leases

The Company has no long-term leases in place, and all lease terms are on a short-term basis. Rent expenses for the fiscal year ended December 31, 2024, and December 31, 2023, were in the amount of $9,000 and $7,550, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, a shareholder of the Company advanced funds for operations. As of December 31, 2024, the amount of advance outstanding was $12,500 and is recorded under 'Shareholder loan' on the balance sheet. This loan accrues interest at a 12% rate.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $221,185, an operating cash flow loss of $183,913 and liquid assets in cash of $19,566. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF GOOD THOUGHTS

The New Face of Behavioral Health

Good Thoughts is advancing virtual therapy with our SaaS platform that enables therapists to deliver licensed, real-world therapy in a customizable, virtual world setting. Our therapeutic environment is designed to address challenges where ordinary therapy sessions may face limitations – Making group and individual therapy more accessible, and more fun.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


The New Face of
Behavioral Health
The licensed therapeutic platform that brings
world-class therapy into a virtual world setting

$290,507.44 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$12.04 Per Share

RAISED
$290,507.44

INVESTORS
85

MIN INVEST
$288.96

VALUATION
$9.4M

REASONS TO INVEST

- **The First Truly Immersive VR Therapy Platform:** Built for therapists, loved by patients, and scalable for the future of mental healthcare. Unlike traditional telehealth, our AI-powered platform enhances engagement, automates documentation, and could make therapy more effective.

- **A Massive Market Ready for Innovation:** The $258 billion behavioral health market is rapidly expanding, with telehealth adoption growing since 2020. Yet, no existing platform has truly solved the engagement problem—we think we have.

- **Strong Traction and a Clear Path to Scale:** We've already raised $741,408 and secured partnerships with multiple therapy centers, including Recovery Unplugged, which has treated 18,000+ patients.

TEAM



Alex Hochberger • CEO, CTO, Board Member and principal accounting officer

Alex is a seasoned entrepreneur and investor with deep expertise in scaling startups, digital marketing, and AI-driven growth strategies. With a track record in AdTech and data analytics, he helps businesses optimize performance and unlock new opportunities.

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Andrew Sossin • Executive Chairman

Andrew is a seasoned entrepreneur and investor with a strong track record in business development, strategic growth, and operational leadership. With decades of experience scaling companies and driving innovation, he is passionate about creating value and fostering success.

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THE OPPORTUNITY

Therapy Beyond Conventional Telehealth



• Engaging, VR-based group therapy sessions
• $258B behavioral healthcare market is expanding
• Led by seasoned experts in VR and healthcare





For Therapists
90%
Reduction in documentation
Results are based on groups of five or more. Data provided based on estimates from the company's medical advisory board. This data was based on preliminary testing of the post-session wrap-up code.



For Patients
400%
Increases in patient engagement
Results are based on groups of five or more. Data provided based on estimates from the people testing the platform compared to Zoom.

Therapy, reimagined to enhance engagement.

Welcome to a fresh new way for therapists to engage patients in their treatment. Good Thoughts is here to make therapy more accessible and customizable, with the potential to increase engagement through innovative features.

Enterprise-ready:
Our SaaS model targets both enterprise clients and smaller practices for broader market appeal and scalability. Our integration with EHR systems ensure seamless data collection and HIPAA compliance (formal HIPAA audit to be completed prior to public launch of product).

AI-assisted note taking:
Automated note-taking aims to reduce paperwork and streamline interactions with insurance companies. With Good Thoughts, notes are automatically captured and accounted for thanks to automated AI that lets providers stay focused on the patients in their care.

Problem solving technology:
Telehealth can lack the immersive engagement needed for effective group therapy. Good Thoughts seeks to address this gap with an AR/VR platform that aims to enhance engagement in therapy sessions, offering an innovative approach to incorporating technology into mental health treatment.

By blending real-time data insights with customized therapy environments, we provide a therapeutic experience that goes beyond conventional telehealth.

---

the Market & our traction

Good Thoughts Expands VR Therapy Beta



Currently collaborating with multiple beta sites to fine-tune our platform.

Aiming to provide scalable solutions to meet growing demand.

The behavioral healthcare market represents a $258 billion opportunity, with increasing adoption of digital tools for therapy. Good Thoughts has raised $741,408 in funding and is collaborating with multiple beta sites to fine-tune our platform.

ABOUT

HEADQUARTERS
3300 College Ave
Ft Lauderdale, FL 33314

WEBSITE
View Site

Good Thoughts is advancing virtual therapy with our SaaS platform that enables therapists to deliver licensed, real-world therapy in a customizable, virtual world setting. Our therapeutic environment is designed to address challenges where ordinary therapy sessions may face limitations – Making group and individual therapy more accessible, and more fun.

TERMS

Good Thoughts

Overview

PRICE PER SHARE
$12.04

VALUATION
$9.4M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $433.2K

Breakdown

MIN INVESTMENT	OFFERING TYPE
$288.96	Equity
MAX INVESTMENT	SHARES OFFERED
$433,211.24	Class B Common Stock

MIN NUMBER OF SHARES OFFERED
1,661

MAX NUMBER OF SHARES OFFERED
35,981

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$414,750	$507,497
Cash & Cash Equivalents	$19,566	$292,980
Accounts Receivable	$0	$0
Short-Term Debt	$59,398	$78,959
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$221,185	-$164,421

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: As a valued early supporter of Good Thoughts, you are eligible for additional 25% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 9% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 9% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $500+ and receive 2% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 10% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Good Thoughts, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $12.04 / share, you will receive 110 shares of Non-Voting Common Shares, meaning you'll own 110 shares for $1,204. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

04.23.25

Building Tools That Therapists Actually Need


good thoughts
Built for licensed therapists
Real-time VR therapy
Building The Next Level Tool for Therapy
Admin reduced, engagement increased

At Good Thoughts, we believe therapy should be immersive, engaging, and designed for real connection—not flattened into a video screen.

Our mission is simple: to make mental health care more effective and accessible by giving therapists the tools we believe they truly need. That means real-time virtual environments, AI-powered automation to reduce admin, and better outcomes through higher patient engagement.

We're not here to patch the current system—we're here to reimagine it. **Invest in the future of mental health care.**


good thoughts
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

04.15.25

From Beta to Public Launch—Here’s What’s Next


good thoughts
Good Thoughts is moving from early traction to expansion - scaling platform to reach more therapists and patients
Invest Today

Good Thoughts has already done the hard part—building a fully functional VR therapy platform and validating the product with real patients through beta partnerships like Recovery Unplugged. Now we’re ready to take the next step.

The funds raised in this round will go directly toward three priorities: refining the product based on beta feedback, onboarding our first paying therapy centers, and preparing the platform for general release.

We’re moving beyond proof of concept and laying the groundwork for expansion. Your investment helps turn early traction into widespread adoption.

Invest today and help bring immersive VR therapy to life.


good thoughts
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.09.25

Good Thoughts vs. Traditional Platforms


The first immersive VR therapy solution
Invest Today

The behavioral health market is worth $258B—but existing platforms aren't built to meet its needs. Zoom is retrofitted for therapy, not designed for it. Based on our research, some platforms, such as XRHealth, may focus more on AI self-help tools compared to provider support.

That's where Good Thoughts stands apart. We aim to build the first immersive VR therapy platform designed specifically for licensed therapists—combining real-time care, AI-powered automation, and customizable environments that keep patients engaged.

We believe this product represents a potential category shift in the market, and we aim to be at the forefront. **Invest in the future of therapy today.**


good thoughts
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.04.25

$258B Mental Health Market Needs Change


good thoughts
A $258B Market Is Stuck with Outdated Solutions
We're not fixing telehealth—we're rebuilding it.

The behavioral health industry is valued at $258 billion—and it's growing. But here's the catch: most therapy still happens through outdated systems, especially in the world of telehealth.

According to a 2022 study, 67% of people have now used telehealth, compared to only 37% before the pandemic [1] . That number is expected to continue increasing through 2025. Despite this rise in usage, many teletherapy platforms still rely on basic video call tools, which can fall short when it comes to creating meaningful engagement or supporting group therapy and administrative workflows.

Good Thoughts is developing an innovative VR therapy platform designed to address core issues in the current market, such as lack of engagement, limited functionality for group sessions, and mountains of manual paperwork.

We believe there's a better way to deliver virtual therapy—and we're working to make that a reality. **Join us as we explore advancements in mental healthcare technology.**


good thoughts
I'm ready to invest

Source: https://getstream.io/blog/telemedicine-statistics/

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.20.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Good Thoughts offering. Here's an excerpt describing the specifics of the change:

---

1. Updated the page and filing to note that the Company's HIPAA audit needs to be completed prior to product launch 2. Added principal accounting officer title to CEO and updated voting security ownership stakes for all Directors and Officers 3. Reduced minimum target offering amount and funding goal 4. Added $12,000 in indebtedness and removed 100k shareholder line of credit from current capital resources 5. Added campaign page video 6. Complete set of articles of incorporation included as Exhibit F

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

03.14.25

Overdose Deaths is a Serious Problem

While it's fun to focus on the playful nature of Good Thoughts, it's important to remember the high stakes situation we're in. In 2023, there were 107,000 overdose deaths in America. Based on current trends, we are concerned that final 2024 numbers may also be high.


Overdose Deaths

We think it's important that Americans get help and treatment, regardless of their zipcode. We believe that offering treatment options via virtual reality makes that possible.

We hope you'll join us on this quest. Thank you if you already invested. If you have followed our campaign, we welcome your investment and participation at whatever level you are comfortable with today, you can always increase it later.

Thanks,

Alex

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1 Perk
Invest $500+ and receive 2% bonus shares.

$1,000
Tier 2 Perk
Invest $1,000+ and receive 5% bonus shares.

Select

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 7% bonus shares.

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 10% bonus shares.

Select

$25,000

Tier 5 Perk

Invest $25,000+ and receive 12% bonus shares.

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

ZS

Zachary Stahlhut
16 days ago

Hi Alex, this is Zac Stahlhut from D3VC, a venture fund focused on equity crowdfunding investments. We appreciate the unique approach Good Thoughts is taking to virtual therapy. In reviewing your offering, we had a few questions. Is there any research supporting the idea that immersive virtual environments lead to improved therapeutic outcomes compared to conventional telehealth? With only three full-time employees listed, what is your projected development timeline, and how are you balancing responsibilities between this venture and your involvement with Web3 Enabler? Additionally, could you share what intellectual property protections you have in place, and where you currently stand in the HIPAA certification process? Thank you—we look forward to your response.

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0 0

RG

Ryan Gorman
2 months ago

Are there any thoughts about getting into the CBT & exposure therapy space where you could recreate exposure scenarios at a fraction of the cost of in-person?

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1 0

AH

Alex Hochberger
Good Thoughts • a month ago

Yes. Out 0-1 focus is in substance abuse because we have extensive relationships in that space.

We're going to do exposure therapy in addiction as part of the process.

But for now we are focusing on initial adoption.

Show less

0

Show More Comments

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Think therapy, think engaging.

Think accessible. Think Maui.

Think Everest. Think Yellowstone.

Think enterprise-ready, compliant, integrated, and automated.

Think about a whole new dimension in behavioral health, where group members become fellow travelers, where the experience is as therapeutic as it is immersive.

Think about showing up, not because you have to, but because you want to. Think good thoughts.

Online therapy has become extremely popular over the last several years.

This takes it to another level.

Good Thoughts makes telehealth much more engaging and much more effective while allowing therapists to focus on their clients.

It includes a HIPAA-compliant data collection process that reduces documentation by over 90%.

What we've created here is a way for people to not just talk about, but actually experience the challenges they're facing as an avatar of who they believe they currently are or who they aspire to be, with a therapist.

Building these virtual worlds and using cutting-edge technology and AI will be an exponential game changer going forward for individuals battling mental health issues, addiction, children with autism spectrum disorder, and people in the senior care world.

Now that we’re seeing real progress being made, it’s clear why we’re investing in this.

Others are joining us, investing in a vision that started as an idea for our local behavioral health company and is gonna be nationwide in just a few months and give people access to care they truly need.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "GOOD THOUGHTS INC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2022, AT 3:17 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7100617 8100
SR# 20223856190

Authentication: 204771641
Date: 11-03-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:17 PM 10/25/2022
FILED 03:17 PM 10/25/2022
SR 20223856190 - File Number 7100617

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Good Thoughts Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 1209 Orange St (street), in the City of Wilmington, County of NewCastle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is The Corporation Trust Company.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of $.001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Andrew Sossin
Mailing Address 4451 Player St
Hollywood FL Zip Code 33021

By: Andrew Sossin
Incorporator

Name: Andrew Sossin
Print or Type

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "GOOD THOUGHTS INC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF APRIL, A.D. 2023, AT 2:48 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7100617 8100
SR# 20251098170

Authentication: 203195198
Date: 03-18-25

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
GOOD THOUGHTS INC
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

4. The total amount of stock this Corporation is authorized to issue is 12,000,000 shares consisting of 10,000,000 voting shares each having a par value of $0.001 per share and 2,000,000 non-voting common shares each having a par value of $0.000001 per share. Each class of shares shall be identical in all respects, except that the non-voting shall carry no right to vote for the election of directors of the Corporation, and no right to vote on any matter presented to the shareholders for their vote or approval except only as the laws of this state require that voting rights be granted to such non-voting shares.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 31st day of March, 2023.

By: [signature]
Authorized Officer

Title: President

Name: Andrew Sossin
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:48 PM 04/13/2023
FILED 02:48 PM 04/13/2023
SR 20231432278 - File Number 7100617